FGI Industries Ltd.

906 Murray Road

East Hanover, NJ 07869

January 20, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore Andrew Blume Sherry Haywood Jay Ingram

Re:	FGI Industries Ltd.
Registration Statement on Form S-1 (Registration No. 333-259457)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-259457) (the “Registration Statement”), of FGI Industries Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, January 24, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Jonathan R. Zimmerman at (612) 766-8419.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP at the number set forth above.

Thank you for your assistance in this matter.

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Very truly yours,

FGI Industries Ltd.

By:	/s/ John Chen
Name:	John Chen
Title:	Executive Chairman

cc:	(via email) David Bruce, Chief Executive Officer, FGI Industries Ltd.
Jonathan R. Zimmerman, Esq., Faegre Drinker Biddle & Reath LLP
Charles Lange, Esq., Faegre Drinker Biddle & Reath LLP

[Signature Page to FGI Industries Ltd. Acceleration Request]